

March 29, 2004

On behalf of management and our Board of Directors, we are pleased to invite you to attend the Annual Meeting of Shareholders of MI Developments Inc. in respect of our year ended December 31, 2003.

This Meeting will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, commencing at 8:30 a.m. (Toronto time) on Tuesday, May 11, 2004. The Notice of Meeting, Management Information Circular/Proxy Statement and form of proxy for our Class A Subordinate Voting Shares and Class B Shares are enclosed with this letter.

Your shares should be represented at the Meeting. If you are unable to attend, please complete, date and sign the enclosed form of proxy, and return it in the envelope provided. Even if you plan to attend the Meeting, you may nevertheless find it convenient to express your views in advance by completing and returning the proxy form.

Non-registered shareholders should refer to the section of the enclosed Management Information Circular/Proxy Statement entitled ''Appointment and Revocation of Proxies — Non-Registered Holders'' to find out how to attend or instruct an intermediary on the voting of shares.

We look forward to seeing you at the MID Annual Meeting of Shareholders on May 11, 2004.

Yours truly,

BRIAN V. TOBIN
Chief Executive Officer



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of the Shareholders of MI Developments Inc. (the ''Corporation'') will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, on Tuesday, May 11, 2004, commencing at 8:30 a.m. (Toronto time) for the following purposes:

(a) To receive the Annual Report, including the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2003 and the Auditor's Report thereon;

(b) To consider, and if thought advisable, to pass an ordinary resolution approving and ratifying the Corporation's Incentive Stock Option Plan;

(c) To elect directors;

(d) To re-appoint the Auditor, based on the recommendation of the Audit Committee of the Board of Directors, and authorize the Audit Committee to fix the Auditor's remuneration; and

(e) To transact such further or other business or matters as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record at the close of business on March 23, 2004 will be entitled to notice of the meeting.

The Annual Report containing the Consolidated Financial Statements of the Corporation, a Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Annual Meeting of Shareholders. The Management Information Circular/Proxy Statement provides additional information concerning the matters to be dealt with at the meeting. If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the enclosed envelope provided for that purpose.

By order of the Board of Directors.

March 29, 2004   EDWARD C. HANNAH
Aurora, Ontario   Secretary

MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

This Management Information Circular/Proxy Statement (the ''Circular'') is furnished to shareholders of MI Developments Inc. (the ''Corporation'' or ''MID'') in connection with the **solicitation by and on behalf of the management** of the Corporation of proxies to be used at the Annual Meeting of Shareholders (the ''Meeting'') of the Corporation to be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, on Tuesday, May 11, 2004, commencing at 8:30 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the ''Notice'').

This Circular, the Notice, the accompanying form(s) of proxy and the Corporation's Annual Report are first being mailed on or about April 12, 2004 to shareholders of the Corporation of record as of the close of business on March 23, 2004. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice, the accompanying form(s) of proxy and the Corporation's Annual Report, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but not for additional compensation) personally, by telephone, by telefax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All amounts referred to in this Circular are presented in United States dollars, unless otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named in the accompanying form(s) of proxy are officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on such shareholder's behalf at the Meeting other than the management nominees named in the accompanying form(s) of proxy.** This right may be exercised either by striking out the names of the management nominees where they appear on the front of the applicable form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such other person as proxyholder.

A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable law in the Province of Ontario, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by a duly authorized officer or attorney thereof.

Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at one of the following locations:

(a) the principal executive offices of the Corporation at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, addressed to the Secretary of the Corporation;

(b) the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

(c) the offices of Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden Colorado, USA 80401 (mailing address: P.O. Box 1596, Denver, Colorado, USA 80201), addressed to the Proxy Department

at any time up to and including 5:00 pm (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used. A revocation of proxy may also be deposited with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or

postponement(s) thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

Non-Registered Holders

Only registered holders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares beneficially owned by a holder (a ''Non-Registered Holder'') are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 applicable under Canadian securities laws, the Corporation will be distributing copies of the Notice, this Circular, the accompanying form(s) of proxy and the Corporation's Annual Report (collectively, the ''meeting materials'') to the depository and intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, **Non-Registered Holders who have not waived the right to receive the meeting materials** will either:

(a) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone); or

(b) less typically, be given a proxy which has already been signed by the intermediary (usually by way of a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation, Computershare Trust Company of Canada or Computershare Trust Company Inc., as described above. This proxy need not be signed by the Non-Registered Holder.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries' service companies.**

A Non-Registered Holder may revoke a voting instruction form (or proxy) or a waiver of the right to receive the meeting materials given to an intermediary, at any time, by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form (or proxy) or a revocation of a waiver of the right to receive the meeting materials that is not received by the intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The shares represented by any valid proxy in favour of the management nominees named in the accompanying form(s) of proxy will be voted for or against on the ordinary resolution approving and ratifying the Corporation's Incentive Stock Option Plan (the ''Ordinary Resolution'') and voted for or withheld from voting on the election of directors, the re-appointment of the Auditor, based on the recommendation of the Audit Committee of the board of directors of the Corporation (the ''Board''), and the authorization of the Audit Committee of the Board to fix the remuneration of the Auditor, in accordance with any specific instructions made by a shareholder on the form of proxy. In the absence of any such specific instructions, such shares will be voted by the management representatives FOR the Ordinary Resolution, FOR the election as directors of the management nominees named in this Circular and FOR the re-appointment of Ernst & Young LLP as Auditor and the authorization of the Audit Committee to fix the Auditor's remuneration.

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.

RECORD DATE

The Board has fixed the close of business on March 23, 2004 as the record date (the ''Record Date'') for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting, except that (i) in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing, not later than ten days before the day of the Meeting, that the name of such transferee be included on the list of shareholders entitled to vote at the Meeting; and (ii) a holder of Class A Subordinate Voting Shares issued by the Corporation after the Record Date in connection with the exercise of stock options or conversion rights to acquire such shares shall be entitled to vote at the Meeting in person or by proxy if such holder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment(s) thereof.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at March 23, 2004, there were issued and outstanding 47,612,083 Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares as at the time of taking any vote on the date of the Meeting are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

As at March 23, 2004, there were issued and outstanding 548,238 Class B Shares. Holders of Class B Shares as at the time of taking any vote on the date of the Meeting are entitled to cast 500 votes per Class B Share held by them on each matter to be acted on at the Meeting. Holders of Class B Shares are entitled, at any time and from time to time, to convert each Class B Share into a Class A Subordinate Voting Share on a one-for-one basis.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than ten per cent (10%) of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares of the Corporation, as at March 23, 2004:

	Class of Shares	Number of Shares	Percentage of Class
Stronach Trust	Class B	363,414(1)	66.3%
Magna Deferred Profit Sharing Plan (Canada) (2)	Class B	55,722	10.2%

(1) These Class B Shares are held by 445327 Ontario Limited, all of whose shares are directly owned by the Stronach Trust. Mr. Frank Stronach, the Chairman of the Corporation, and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust.

(2) This is the Magna Deferred Profit Sharing Plan (Canada) of Magna International Inc.

The Corporation has been advised that the Stronach Trust intends to vote its Class B Shares for the Ordinary Resolution, for the election of the management nominees named in this Circular as directors of the Corporation and for the reappointment of Ernst & Young LLP as Auditor and the authorization of the Audit Committee of the Board of Directors to fix the Auditor's remuneration.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

Management, on behalf of the Board, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2003 and the Auditor's Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditor's Report are included in the Corporation's 2003 Annual Report which is being mailed to shareholders with the Notice and this Circular.

APPROVAL AND RATIFICATION OF INCENTIVE STOCK OPTION PLAN

The existing Incentive Stock Option Plan (the ''Stock Option Plan'') was adopted just prior to the completion of the spin-out transaction on August 29, 2003 whereby the shares of the Corporation were spun out of Magna International Inc. and the Corporation became a public company. The Stock Option Plan has not been considered by the shareholders of the Corporation since it became a public company. Accordingly, the Board is submitting the Stock Option Plan to the shareholders at the Meeting for their approval and ratification.

The purpose of the Stock Option Plan is to provide an incentive through stock options with respect to the Corporation's Class A Subordinate Voting Shares to certain of the Corporation's eligible directors, officers and employees and to certain persons engaged to provide management or consulting services to the Corporation and its subsidiaries or for their benefit.

The maximum number of shares of the Corporation for which options may be granted in aggregate under the Stock Option Plan is 2,850,000 Class A Subordinate Voting Shares (such shares representing approximately 5.9% of the total of the Class A Subordinate Voting Shares and Class B Shares outstanding, subject to certain customary anti-dilutive adjustments). The option price for any option granted under the Stock Option Plan will be established at the time of the grant, but cannot be less than the closing price of the Class A Subordinate Voting Shares on the Toronto Stock Exchange (''TSX'') (with respect to options denominated in Canadian dollars) and on the New York Stock Exchange (''NYSE'') (with respect to options denominated in US dollars) on the trading day immediately prior to the date of the grant. Each option will be exercisable in such manner as determined at the time of the grant, and options granted will be for terms not exceeding 10 years. The Stock Option Plan will specifically provide that:

(a) the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the then outstanding Class A Subordinate Voting Shares and Class B Shares;

(b) the number of shares issuable to insiders within a one-year period may not exceed 10% of the then outstanding Class A Subordinate Voting Shares and Class B Shares;

(c) the number of shares issuable to any one insider and that insider's associates, within a one-year period, must not exceed 5% of the then outstanding Class A Subordinate Voting Shares and Class B Shares; and

(d) the number of shares reserved for issuance to any one person pursuant to options may not exceed 5% of the then outstanding Class A Subordinate Voting Shares and Class B Shares.

The Stock Option Plan is administered by the Corporate Governance and Compensation Committee of the Board. The option price will be payable in cash at the time of exercise or, at the discretion of this committee, by delivery of other consideration.

The Board will be able, subject to regulatory approval and (where required) the approval of the Corporation's shareholders, to amend, revise, suspend or discontinue the Stock Option Plan, in whole or in part, provided that no such amendment, revision, suspension or discontinuance, without the consent of a participant, alters or impairs the participant's right or rights previously granted under the Stock Option Plan.

The full text of the resolution approving and ratifying the Stock Option Plan is attached to this Circular as Schedule A, with the Stock Option Plan attached to this Circular as Schedule B. To be passed, such resolution must be approved by a majority of the votes cast by the shareholders who vote in respect of such resolution at the Meeting. **The persons named in the accompanying forms of proxy will vote for (in the absence of specifications or instructions to vote against on the proxy) such resolution.**

BOARD OF DIRECTORS

Election of Directors

Under the Articles of the Corporation, the Board is to consist of a minimum of three (3) and a maximum of fifteen (15) directors. The Amalgamation Agreement dated August 29, 2003 by which the Corporation was formed authorized the directors to determine the number of directors of the Corporation from time to time. Pursuant to that authorization, the number of directors currently is set at six (6). The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the Corporation's by-laws.

Management proposes to nominate, and the persons named in the accompanying form(s) of proxy will vote for (in the absence of specifications or instructions to withhold from voting on the proxy), the election of the six (6) persons whose names are set forth below, all of whom are now and have been directors for the periods indicated, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. **A shareholder may withhold his/her vote from any individual nominee by striking a line through the particular nominee's name in the applicable form of proxy.** Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws.

The following table sets forth information with respect to each of the six (6) management nominees for director, including the number of the Class A Subordinate Voting Shares and Class B Shares of the Corporation, and the shares of the Class A Subordinate Voting Stock of its public subsidiary, Magna Entertainment Corp. ("MEC"), beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at March 23, 2004:

Name of Nominee	Age	Director Since	Other Positions And Offices Presently Held With Corporation	Principal Occupation	Class A Subordinate Voting Shares/ Per Cent of Class	Class B Shares/ Per Cent of Class	MEC Class A Subordinate Voting Stock/ Per Cent of Class
Barry B. Byrd (1)(2)(3)(9)	48	Aug. 29/03	None	Partner, Pineiro, Wortman & Byrd, P.A. (law firm)	Nil	Nil	22(4)
William G. Davis (2)(9)	74	Aug. 29/03	None	Counsel, Torys LLP (law firm)	601(4)	Nil	11,347(4)(10)
Philip K. Fricke (1)(2)(3)(9)	58	Aug. 29/03	None	President, PKF Financial Consultants (consultant)	Nil	Nil	2,200(4)
Manfred Jakszus (1)(3)(9)	59	Aug. 29/03	None	Independent investor and real estate developer	Nil	Nil	Nil
Frank Stronach (8)	71	Aug. 29/03	Chairman of the Board	Partner, Stronach & Co. (consultant)	2,255,572(5)	465,006(5)	3,682,515/7.5%(6) 5,027,966/10.4%(7)
Brian V. Tobin (9)	49	Aug. 29/03	Chief Executive Officer	Chief Executive Officer of the Corporation	Nil	Nil	Nil

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Member of Special Committee of Independent Directors.

(4) These shares represent less than 1% of the class.

(5) The Magna Deferred Profit Sharing Plan (Canada) of Magna International Inc. (or the "Canadian Plan") is an associate of Mr. Frank Stronach which holds 1,321,217 Class A Subordinate Voting Shares and 55,722 Class B Shares representing approximately 9.1% of the votes carried by the outstanding Class B Shares and Class A Subordinate Voting Shares. The trustee of the Canadian Plan is The Canada Trust Company, which has the power to vote the shares in the Canadian Plan; provided however, that Mr. Stronach as Chairman of Magna International Inc. retains the right to direct the trustee in regard to voting and disposing of the shares in such plan. The Employees Deferred Profit Sharing Plan (U.S.) of Magna International Inc. (or the "U.S. Plan") is an associate of Mr. Stronach, who is one of three trustees of the U.S. Plan, which holds 884,355 Class A Subordinate Voting Shares, representing approximately 0.3% of the votes carried by the outstanding Class B Shares and Class A Subordinate Voting Shares. Mr. Stronach was not and is not a beneficiary of either Plan.

865714 Ontario Inc. (or "865714") was incorporated to provide a continuing separate vehicle for the acquisition of shares of Magna International Inc. and the sale thereof to members of management of Magna International Inc. Pursuant to a unanimous shareholder agreement, Magna International Inc. has the right to direct 865714 with regards to disposing of any shares held by 865714. Mr. Stronach was not and is not a shareholder of 865714. As a result of the spin-out of the Corporation from Magna International Inc., 865714 holds 45,870 Class B Shares, representing 7.1% of the votes carried by the outstanding Class B Shares and Class A Subordinate Voting Shares.

Mr. Stronach holds personally 50,000 Class A Subordinate Voting Shares representing less than 0.1% of the votes carried by outstanding Class B Shares and Class A Subordinate Voting Shares.

445327 Ontario Limited owns directly 363,414 Class B Shares, representing approximately 56.5% of the votes carried by the outstanding Class B Shares and Class A Subordinate Voting Shares. The shares of 445327 Ontario Limited are wholly owned by the Stronach Trust. Mr. Stronach and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust.

Taking into account the shares held by the Canadian Plan, the U.S. Plan, 865714 and Mr. Stronach (personally and through the Stronach Trust, an associate of Mr. Stronach), Mr. Stronach and these associates control approximately 73.0% of the votes carried by the outstanding Class A Subordinate Voting Shares and Class B Shares.

(6) These shares of Class A Subordinate Voting Stock of MEC are owned by Fair Enterprise Limited ("Fair Enterprise"), all of the shares of which are held by Bergenie Anstalt, an estate planning vehicle for the Stronach family. Mr. Stronach shares control or direction over these shares. The members of the family of Mr. Stronach are among the class of possible beneficiaries under this anstalt.

(7) 4,362,328 shares of Class A Subordinate Voting Stock of MEC are owned directly by the Corporation, which in turn is controlled by the Stronach Trust, an associate of Mr. Stronach. This figure excludes the 58,466,056 shares of Class A Subordinate Voting Stock of MEC issuable on conversion by the Corporation of its 58,466,056 directly or indirectly owned shares of Class B Stock of MEC. The U.S. Plan, which is an associate of Mr. Stronach, also owns 206,428 shares of Class A Subordinate

Voting Stock of MEC. The Canadian Plan, which is an associate of Mr. Stronach, also owns 440,862 shares of Class A Subordinate Voting Stock of MEC. 865714, whose relationship with Mr. Stronach is described above, also owns 18,348 shares of Class A Subordinate Voting Stock of MEC.

Taking into account the shares of MEC held by the Canadian Plan, the U.S. Plan, 865714 and Fair Enterprise, as applicable, as at March 23, 2004, Mr. Stronach (through the Stronach Trust, an associate of Mr. Stronach) and these associates control approximately 17.9% of the outstanding Class A Subordinate Voting Stock of MEC.

Mr. Stronach also holds personally the right to acquire 1,000,000 shares of Class A Subordinate Voting Stock of MEC issuable upon the exercise of stock options.

(8) The Corporation directly or indirectly owns 58,466,056 shares of the Class B Stock of MEC, which is 100% of the outstanding Class B Stock of MEC and which entitles the Corporation to vote approximately 96% of the votes attaching to MEC's outstanding voting securities. As disclosed above in footnote 5, Mr. Stronach and his associates control approximately 73.0% of the votes carried by the outstanding Class A Subordinate Voting Shares and Class B Shares of the Corporation.

(9) Each of Messrs. Byrd, Davis, Fricke, Jakszus and Tobin also hold options to acquire 10,000 Class A Subordinate Voting Shares granted to them in their capacities as directors of the Corporation under the Incentive Stock Option Plan during fiscal 2003. Such options were granted for a term of ten years ending September 16, 2013, at an exercise price of Cdn$31.85 and vested as to 20% on the date of grant (September 16, 2003) with another 20% vesting on each of September 16, 2004, 2005, 2006 and 2007. Mr. Tobin, as Chief Executive Officer of the Corporation, was granted additional options to acquire 100,000 Class A Subordinate Voting Shares of the Corporation under the Incentive Stock Option Plan on March 9, 2004. Such options were granted for a term of ten years ending March 9, 2014 at an exercise price of Cdn$39.62 and vested as to 20% on the date of grant with another 20% vesting on each of March 9, 2005, 2006, 2007 and 2008.

(10) Mr. Davis also holds the right to acquire 10,000 shares of Class A Subordinate Voting Stock of MEC issuable upon the exercise of stock options.

All of the management nominees were elected to their present terms of office by the shareholders of the Corporation by a written resolution dated August 29, 2003. Each of the nominees have held the principal occupation identified above for the past five years with the exception of the following individuals:

Mr. Byrd who from February 2003 has been a partner with the law firm of Pineiro, Wortman & Byrd, P.A. in Palm Beach Gardens, Florida and from 1996 to February 2003 was a senior counsel with the law firm of Watterson, Hyland & Klett, P.A. in Palm Beach Gardens, Florida.

Mr. Fricke, who from March 2001 has been the founder and President of PKF Financial Consultants, Inc., a strategic and financial planning, execution and communications firm for public companies, from January 2000 to March 2001 was a ''sell side'' securities analyst covering the automotive sector at First Union Securities, an investment bank, and from September 1998 to November 1999 was a ''sell side'' securities analyst covering the automotive sector at CIBC Oppenheimer, an investment bank.

Mr. Jakszus who from July 2002 has been an independent investor and developer of real estate projects in Austria and from 1991 until June 2002 was the managing director of IG-Immobilien, the Austrian Central Bank's real estate subsidiary.

Mr. Tobin who from March 2004 has been Chief Executive Officer of the Corporation, from January 2002 to March 2004 was a Strategic Advisor to Fraser, Milner, Casgrain LLP, a law firm in Toronto, Ontario, from October 2000 until January 2002 was Federal Minister of Industry for Canada and from January 1996 until October 2000 was Premier of Newfoundland and Labrador.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

All directors and officers of the Corporation as a group (10 persons) owned beneficially or exercised control or direction over 2,265,038 Class A Subordinate Voting Shares, or approximately 4.8% of the class, and 465,006 Class B Shares, or approximately 84.8% of the class, as at March 23, 2004. See also ''Voting Securities and their Principal Holders''.

Board

In general, the Board is responsible for the stewardship of the Corporation. The Board oversees the business and affairs of the Corporation, supervises senior management's day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets as well as in establishing the Corporation's strategic direction. The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning meeting is held each year. There were two (2) meetings of the Board during fiscal 2003 after the spin-out of the Corporation from Magna International Inc. on August 29, 2003.

There have been an additional three (3) meetings thus far in 2004. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through Committee meetings.

See ''Statement of Corporate Governance Practices'' below for a full description of the governance activities of the Board.

Board Committees

To assist in the discharge of its responsibilities, the Board has established two (2) standing committees: the Audit Committee and the Corporate Governance and Compensation Committee. The Board has also established a special committee composed entirely of directors who are ''unrelated'' under the Guidelines for Effective Corporate Governance as referenced in Sections 472 to 474 of the Toronto Stock Exchange Manual (the ''TSX Guidelines'') and also are ''independent'' under the new Listing Standards of the New York Stock Exchange (the ''new NYSE Listing Standards'') to review and make recommendations on related party transactions and policies concerning related party transactions, including those with Magna International Inc. and its subsidiaries and those with the Corporation's subsidiary, MEC. Each committee operates pursuant to written guidelines or the mandate (charter) either established by the Board as a separate mandate (charter) or as set out in their respective authorizing resolutions. The Corporation does not have an Executive Committee. Other committees may be established by the Board from time to time as circumstances require.

The Audit Committee was formed on September 16, 2003 and is composed of Messrs. Philip Fricke (Chairman), Barry Byrd and Manfred Jakszus. See ''Audit Committee and Audit Committee Report'' below. Mr. Brian Tobin was a member of this committee from September 16, 2003 to January 13, 2004 when he was replaced by Mr. Barry Byrd.

The Corporate Governance and Compensation Committee was formed on September 16, 2003. It is composed of Messrs. William G. Davis (Chairman), Barry Byrd and Philip Fricke, all of whom, except Mr. Davis, are considered by the Board to be ''unrelated'' under the TSX Guidelines and ''independent'' under the new NYSE Listing Standards. Mr. Brian Tobin was a member of this committee from September 16, 2003 until March 1, 2004. He was replaced by Mr. Philip Fricke on March 9, 2004.

In accordance with its written charter, the Corporate Governance and Compensation Committee's purpose is to:

- develop the Corporation's system of and overall approach to corporate governance generally, monitor compliance with applicable corporate governance requirements, assess the Board's effectiveness in governance matters and make recommendations to the Board with respect to corporate governance of the Corporation as a whole, including without limitation:

  - the stewardship of the Board in respect of management of the Corporation;
  - Board size and composition;
  - director remuneration; and
  - such processes and procedures as may be reasonably necessary to allow the Board to function independently of management;

- generally review and make recommendations to the Board with respect to all direct and indirect compensation, benefits and perquisites (cash and non-cash) for the Chief Executive Officer and for the members of senior management other than the Chief Executive Officer;

- review and make recommendations to the Board regarding incentive compensation and equity based plans generally;

- administer those functions delegated to such Committee pursuant to the Stock Option Plan, as amended, or any successor or replacement plan;

- generally review and make recommendations to the Board with respect to succession planning for the Chief Executive Officer and for the members of the Corporation's senior management other than the Chief Executive Officer.

Specific responsibilities of the Corporate Governance and Compensation Committee include the review and approval of the disclosure relating to the compensation of directors and officers of the Corporation contained in this Circular (and, if applicable, in other documents prior to their distribution to the Corporation's shareholders), and preparation of the Report on Executive Compensation contained herein. See ''Compensation of Directors and Executive Officers — Corporate Governance and Compensation Committee — Report on Executive Compensation'' below. In addition, the Corporate Governance and Compensation Committee is responsible for periodically reviewing the mandates or written charters of all the Board committees, including its own, and recommending any amendments necessary or advisable to reflect the Corporation's system of, and overall approach to, corporate governance.

The Corporate Governance and Compensation Committee is empowered to retain outside legal and other experts at the expense of the Corporation where reasonably required to assist and advise the Committee in carrying out the Committee's duties and responsibilities.

The full text of the Corporate Governance and Compensation Committee mandate/charter will be posted on the Corporation's website (www.midevelopments.com) by May 11, 2004.

The Corporate Governance and Compensation Committee met once in 2003. There has been one (1) additional meeting thus far in 2004.

AUDIT COMMITTEE AND AUDIT COMMITTEE REPORT

Audit Committee

The Audit Committee is comprised of three directors: Messrs. Philip Fricke, Barry Byrd and Manfred Jakszus, all of whom have been determined by the Board to be ''unrelated'' directors under the TSX Guidelines and ''independent'' directors under the new NYSE Listing Standards. The Board has also determined that Mr. Fricke, as Chairman of the Audit Committee, is a ''financial expert'' within the meaning of the rules of the Securities and Exchange Commission (''SEC'') under the *Sarbanes-Oxley Act of 2002*.

The Audit Committee operates pursuant to its written charter, as well as the Corporation's by-laws and applicable law. In accordance with its charter, the Audit Committee's purpose is to assist the Board in fulfilling its oversight responsibilities to the Corporation's shareholders with respect to the integrity of the Corporation's financial statements and reports and financial reporting process. Specific responsibilities include:

- reviewing and recommending to the Board approval of the Corporation's interim and annual financial statements and management's discussion and analysis of results of operation and financial condition (''MD&A'') related thereto;

- being directly responsible for the appointment, compensation, retention and oversight of the work of the external Auditor;

- pre-approving, or establishing procedures and policies for the pre-approval of, the engagement and compensation of the external Auditor in respect of the provision of (i) all audit, audit-related, review or attest engagements required by applicable law and (ii) all non-audit services permitted to be provided by the external Auditor;

- satisfying itself that management has established and is maintaining an adequate and effective system of internal financial and accounting controls and is responding on a timely basis to any significant weaknesses which have been identified;

- reviewing on behalf of the Board, any actual or potential illegal, improper or fraudulent behaviour which may have a negative effect on the integrity or reputation of the Corporation;

- reviewing all material off-balance sheet transactions and the related accounting presentation and disclosure;

- preparing the Audit Committee report in this Circular; and

- establishing procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, and auditing matters, and (ii) the confidential,

anonymous submission of complaints by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee is also responsible for annually reviewing its charter and recommending any amendments to the Board.

The Audit Committee is empowered to retain outside legal and other experts at the expense of the Corporation where reasonably required to assist and advise the Audit Committee in carrying out its duties and responsibilities.

The full text of the Audit Committee Charter will be posted on the Corporation's website (www.midevelopments.com) by May 11, 2004.

The Audit Committee met one (1) time during fiscal 2003 with management, representatives of the Auditor and representatives of the Corporation's Finance Department, both together and separately in each case. The Audit Committee has also met two (2) times thus far in 2004.

See "Statement of Corporate Governance Practices" below.

Auditor Independence

The Audit Committee has discussed with the Auditor its independence from management and the Corporation and has considered whether the provision of non-audit services is compatible with maintaining the Auditor's independence. Fees paid to the Auditor for services provided for fiscal 2003, were as follows:

	Fiscal 2003
Audit services (1)	Cdn.$386,000
Audit-related services (2)	Cdn.$ 4,000
Tax services (3)	Nil
Other services (4)	Nil

(1) This category is intended to capture all fees in respect of services performed in order to comply with Canadian generally accepted auditing standards ("GAAS"). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

(2) This category generally consists of fees paid in respect of assurance and related services (e.g., due diligence), including such things as employee benefit plan audits, due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The audit-related services actually provided by the Auditor in respect of fiscal 2003 consisted of consultations on matters addressed during audit and interim period reviews.

(3) This category includes all fees paid in respect of services performed by the Auditor's tax professionals, except those services required in order to comply with GAAS which are included under "Audit services". Tax services include tax compliance, tax planning and tax advice.

(4) This category captures fees in respect of all services not falling under any of the foregoing categories.

The Audit Committee has established a process for the review and pre-approval of all services and related fees to be paid to the Auditor.

Audit Committee Report

In connection with the Consolidated Financial Statements for the financial year ended December 31, 2003, the Audit Committee has (1) reviewed and discussed the audited Consolidated Financial Statements with senior management, (2) discussed with the Auditor the matters required to be communicated by the Auditor as per Canadian Institute of Chartered Accountants Handbook Section 5751 ("Section 5751"), the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, and SEC rules, (3) received and reviewed with the Auditor the written disclosures and related letter from the Auditor required by Section 5751 and U.S. Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and discussed with the Auditor the independence of the Auditor as auditor

of the Corporation and (4) reviewed with the Auditor its Audit Report on the Consolidated Financial Statements.

Management is responsible for the Corporation's internal controls and the financial reporting process. Ernst & Young LLP is responsible for performing an independent audit on the Corporation's consolidated financial statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards and issuing an audit report thereon. The Audit Committee's responsibility is to monitor and oversee these processes in accordance with its mandate (charter).

Based on these reviews and discussions and a review of the Audit Report, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in the Corporation's Annual Report, and other forms and reports required to be filed with the applicable Canadian securities commissions, the SEC and applicable stock exchanges in respect of the financial year ended December 31, 2003.

The foregoing report is dated as of March 23, 2004 and is submitted by the Audit Committee of the Board:

Philip Fricke (Chairman)   Barry Byrd   Manfred Jakszus

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of all compensation earned during the 2003 fiscal year by the individuals who were, as at December 31, 2003, the Chief Executive Officer and the four other most highly compensated executive officers (collectively the ''Named Executive Officers'') and the Chairman of the Board of the Corporation. The Corporation did not become a reporting issuer until August 29, 2003 when it was spun out of Magna International Inc. Thus, these numbers represent only a partial fiscal year and are only provided for August 29, 2003 to December 31, 2003.

| Name and Principal Position (1) | Fiscal Year (2) | Annual Compensation (3) | | | Long-Term Compensation Awards | All Other Compensation |
		Salary (6)	Bonus	Other Annual Compensation (4)	Securities Under Options Granted (5)	
Frank Stronach Chairman of the Board	2003	$66,667	—	—	—	—
Werner Czernohorsky (7) Deputy Chairman and President	2003	$121,154	$371,000	—	150,000	—
William Biggar (8) President and Chief Executive Officer	2003	$38,250	$264,814	—	150,000	—
Andrew Blair Executive Vice-President and Chief Operating Officer	2003	$38,250	$263,167	—	75,000	—
Edward Hannah Executive Vice-President, Secretary and General Counsel	2003	$130,341	$125,514	—	100,000	—
John Simonetti Vice-President, Finance and Chief Financial Officer	2003	$55,265	$78,571	—	50,000	—

(1) Each of the Named Executive Officers commenced his position with the Corporation on August 29, 2003.

(2) 2003 or fiscal 2003 refers to the period running from August 29, 2003 to December 31, 2003.

(3) Unless indicated otherwise, all amounts for fiscal 2003 were paid or are payable in U.S. dollars.

(4) Perquisites and other personal benefits did not exceed the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus for the Named Executive Officers and the Chairman of the Board.

(5) These are options to acquire Class A Subordinate Voting Shares issued by the Corporation.

(6) On an annualized basis, the base salary in fiscal 2003 of Mr. Stronach was $200,000, of Mr. Czernohorsky was $350,000, of Messrs. Blair and Biggar was $110,500, of Mr. Hannah was Cdn.$500,000 and of Mr. Simonetti was Cdn.$212,000.

(7) Mr. Czernohorsky became Deputy Chairman and President, Construction Group on August 29, 2003 and President on January 13, 2004. He resigned as President and Deputy Chairman and as a director on March 15, 2004. The Corporation paid Mr. Czernohorsky a lump sum retiring allowance of $1.5 million and amended his stock option agreement to permit the exercise of the stock options held by him at any time until the specified expiry date.

(8) Mr. Biggar became President and Chief Executive Officer on August 29, 2003. He resigned as President and Chief Executive Officer of the Corporation on January 13, 2004 and as an employee on January 29, 2004. The Corporation paid Mr. Biggar a lump sum retiring allowance of $1.0 million and amended his outstanding stock option agreement to permit the exercise of the stock options held by him at any time until the specified expiry date, subject to the existing vesting provisions.

Stock Option Plans, Grants and Exercises

The Stock Option Plan was originally adopted just prior to the completion of the spin-out transaction on August 29, 2003 whereby the Corporation became a public company. Under ''Approval and Ratification of Incentive Stock Option Plan'' above, the terms of the Stock Option Plan are outlined and it is further stated that the Ordinary Resolution approving and ratifying the Stock Option Plan is being presented by the Board for approval and ratification by the Shareholders at the Meeting.

Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder. As at December 31, 2003, options to purchase an aggregate of 575,000 Class A Subordinate Voting Shares at Cdn.$31.85 per share

were issued and unexercised under the Stock Option Plan. The vesting period was four years, with an expiration date of September 16, 2013. No options to purchase Class A Subordinate Voting Shares had been exercised as at December 31, 2003 and options to purchase an aggregate 2,275,000 Class A Subordinate Voting Shares remain available for grant under the Stock Option Plan as at December 31, 2003.

No stock appreciation rights or options to purchase securities of the Corporation or its subsidiaries were granted to any of the Named Executive Officers or the Chairman of the Board during fiscal 2003, except as disclosed in the following table:

Option Grants During the 2003 Fiscal Year (1)					
Name	Number of Securities Under Option (2)	% of Total Options Granted to Employees in 2003 Fiscal Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Share)	Expiration Date
William Biggar (3)	150,000	28.6%	Cdn.$31.85	Cdn.$31.85	September 16, 2013
Werner Czernohorsky (4)	150,000	28.6%	Cdn.$31.85	Cdn.$31.85	September 16, 2013
Andrew Blair	75,000	14.3%	Cdn.$31.85	Cdn.$31.85	September 16, 2013
Edward Hannah	100,000	19.0%	Cdn.$31.85	Cdn.$31.85	September 16, 2013
John Simonetti	50,000	9.5%	Cdn.$31.85	Cdn.$31.85	September 16, 2013

(1) Class A Subordinate Voting Shares are the only securities of the Corporation for which options have been granted under the Stock Option Plan.

(2) The grant of options to the Named Executive Officers for Class A Subordinate Voting Shares of the Corporation were made on September 16, 2003, at an exercise price equal to the previous trading day's closing price on the TSX (Cdn$31.85). Except as noted below, all of these options are exercisable as to 20% on the date of grant and 20% on each of September 16, 2004, 2005, 2006 and 2007.

(3) Mr. Biggar resigned as President and Chief Executive Officer of the Corporation on January 13, 2004 and as an employee of the Corporation on January 29, 2004.

(4) Mr. Czernohorsky resigned as President and Deputy Chairman and a director of the Corporation on March 15, 2004 and as part of his retirement package, all of Mr. Czernohorsky's options vested on March 15, 2004.

The Named Executive Officers did not exercise any options to acquire Class A Subordinate Voting Shares of the Corporation during fiscal 2003. Mr. Biggar exercised options to acquire 30,000 Class A Subordinate Voting Shares of the Corporation on March 10, 2004. Based on the closing price of the Class A Subordinate Voting Shares on the TSX on March 10, 2004 (Cdn.$38.00), the value of these exercised options was Cdn.$184,500. The following table provides certain information with respect to options for securities of the Corporation and its subsidiaries exercisable by the Named Executive Officers and the Chairman of the Board during fiscal 2003 as well as the fiscal 2003 year end option values of all options for securities of the Corporation and its subsidiaries granted to such persons up to December 31, 2003:

Aggregate Option Exercises During the Fiscal Year Ended December 31, 2003 and 2003 Fiscal Year End Option Values (1)						
			Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003 (4)(5)	
Name	Securities Acquired on Exercise	Aggregate Value Realized on Exercise (4)	Exercisable	Unexercisable	Exercisable	Unexercisable
Frank Stronach	Nil	Nil	Nil 1,000,000 MEC	Nil Nil	— Nil	— —
Werner Czernohorsky (6)	Nil	Nil	30,000	120,000	Cdn.$126,000	Cdn.$504,000
William Biggar	Nil	Nil	30,000	120,000	Cdn.$126,000	Cdn.$504,000
Andrew Blair	Nil	Nil	15,000	60,000	Cdn.$63,000	Cdn.$252,000
Edward Hannah	Nil	Nil	20,000	80,000	Cdn.$84,000	Cdn.$336,000
John Simonetti	Nil	Nil	10,000	40,000	Cdn.$42,000	Cdn.$168,000

(1) Class A Subordinate Voting Shares are the only securities for which options have been granted under the Corporation's Stock Option Plan. In the case of MEC, these options are for shares of its Class A Subordinate Voting Stock.

(2) The closing prices on December 31, 2003 for Class A Subordinate Voting Shares of the Corporation on the TSX and on the NYSE were Cdn.$36.05 and $27.92, respectively.

(3) The closing prices on December 31, 2003 for shares of Class A Subordinate Voting Stock of MEC on NASDAQ and the TSX were $5.05 and Cdn.$6.51, respectively.

(4) In the case of options for MID shares, this value is calculated by multiplying (a) the difference between the closing price of the Class A Subordinate Voting Shares on the TSX on December 31, 2003 (Cdn.$36.05) and the option exercise price by (b) the number of shares of Class A Subordinate Voting Shares underlying the options.

(5) In the case of options for MEC shares, this value is calculated by multiplying (a) the difference between the closing price of the shares of Class A Subordinate Voting Stock of MEC on NASDAQ National Market ($5.05) on December 31, 2003 and the option exercise price by (b) the number of shares of Class A Subordinate Voting Stock underlying the options, such amount not being able to be less than nil.

(6) All of Mr. Czernohorsky's options vested on March 15, 2004 as part of his retirement package when he resigned as President, Deputy Chairman and a director of the Corporation.

Pension Plans

None of the executive officers, including the Named Executive Officers and the Chairman, participate in any Corporation-provided pension plans.

Employment Contracts

Each of Messrs. Blair, Hannah and Simonetti is currently employed under an employment contract entered into effective August 29, 2003. The Corporation entered into an employment contract with Mr. Biggar effective August 29, 2003. Mr. Biggar resigned as President and Chief Executive Officer of the Corporation, effective January 13, 2004 and as an employee of the Corporation effective January 29, 2004. Mr. Biggar's employment contract terminated on January 29, 2004. The Corporation entered into an employment contract with Mr. Czernohorsky effective August 29, 2003. Mr. Czernohorsky resigned as the President, Deputy Chairman and a director and an employee of the Corporation effective March 15, 2004 and his employment contract terminated as at the same date. Mr. Tobin entered in an employment contract, effective March 1, 2004, when he became Chief Executive Officer of the Corporation. The existing employment contracts for Messrs. Tobin, Blair, Hannah and Simonetti, and the previous employment contracts for Messrs. Biggar and Czernohorsky, provide (i) in fiscal 2003 for the base salaries disclosed in the Summary Compensation Table,

and in fiscal 2004 and thereafter for base salaries of $500,000 for Mr. Tobin, of $350,000 for Messrs. Biggar and Czernohorsky, of $325,000 for Messrs. Blair and Hannah and of $200,000 for Mr. Simonetti, (ii) annual cash bonuses based, for fiscal 2004, on a specified percentage of the consolidated pre-tax profits before profit sharing of the Corporation (excluding MEC and its subsidiaries) (in Mr. Tobin's case, he has a guaranteed annual cash bonus of at least $700,000), (iii) commencing fiscal 2004, the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares, (iv) confidentiality obligations, and (v) non-solicitation and non-competition restrictions. Each employment contract provides that employment may be terminated by the Corporation either by giving twelve (12) months' advance written notice of termination or by paying a retiring allowance equal to twelve (12) months' base salary and cash bonus (based on the allocated percentage of pre-tax profits before profit sharing).

As at March 23, 2004, the maximum total amount potentially payable by the Corporation pursuant to the outstanding employment contracts referred to above for severance is approximately $3.5 million in the aggregate. No notice or severance payment is required for a termination for just cause or on voluntary resignation under any of the preceding employment contracts, nor are payments required to be made in the event of a change of control of the Corporation.

Directors' Compensation

Directors who are not officers or employees of the Corporation are paid an annual retainer fee of $30,000, a fee of $1,000 per meeting for attendance at meetings of the Board and its committees and a fee of $1,500 per day for travel days. The Chairman of the Board receives a $200,000 annual retainer fee and outside directors who serve on Committees of the Board receive an annual retainer fee of $4,000, with the chairman of each Committee of the Board receiving an additional $8,000 annual retainer fee.

In recognition of past service and to more closely align the interests of non-management directors with the Corporation's shareholders, and pursuant to the Stock Option Plan, each of the four (4) non-management directors were granted options in respect of 10,000 Class A Subordinate Voting Shares on September 16, 2003 for a term of ten years ending September 16, 2013 at an exercise price of Cdn. $31.85, with 20% of the options vesting on the date of grant and a further 20% of the original grant on each anniversary of the grant date. This exercise price equalled the TSX closing price on the trading day immediately preceding the date of grant.

Mr. Tobin who was a non-management director on September 16, 2003 also received options on the same date in respect of 10,000 Class A Subordinate Voting Shares on the same terms. Mr. Tobin was appointed Chief Executive Officer effective March 1, 2004 and, as a result of that appointment, ceased to be a non-management director. The Corporate Governance and Compensation Committee has allowed Mr. Tobin to keep these options, subject to the vesting provisions.

Effective November 3, 2003, the Corporation established the Non-Employee Director Share-Based Compensation Plan (the "DSP Plan") which provides for a deferral of up to 100% of an outside director's total annual cash remuneration from the Corporation (including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees), at specified levels elected by each director, until such director ceases to be a director of the Corporation for any reason. The amounts deferred are reflected in deferred share units allocated under the DSP Plan-i.e. notional units whose value reflects the market price of the Corporation's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a deferred share unit will appreciate (or depreciate) with increases (or decreases) in the market price of the Class A Subordinate Voting Shares of the Corporation. The DSP Plan also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP Plan, when a director leaves the Board, he/she receives (within a prescribed period of time) a cash payment equal to the then value of his/her accrued deferred share units, net of withholding taxes. Currently Mr. Byrd is the only director who has elected to participate and he has elected to participate in the DSP Plan as to 50% of his total annual cash remuneration from the Corporation.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board (the ''Committee'') is comprised of Messrs. William G. Davis (Chairman), Barry Byrd and Philip Fricke. Messrs. Byrd and Fricke are considered by the Committee and the Board to be ''unrelated'' directors under the TSX Guidelines and ''independent'' directors under the new NYSE Listing Standards. Mr. Davis is considered by the Committee and the Board as neither ''unrelated'' nor ''independent''. Mr. Tobin was a member of this Committee from September 16, 2003 until March 1, 2004, the effective date on which he became Chief Executive Officer of the Corporation. The Committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the Chairman and the Chief Executive Officer and to review recommendations of the Chief Executive Officer regarding compensation for the other executive officers of the Corporation. The Committee also has certain other responsibilities, including the administration of the Stock Option Plan, succession planning and other related matters as well as responsibility for corporate governance and related party matters. See ''Board of Directors — Board Committees'' above.

Report on Executive Compensation

The Corporation's heritage as a division of Magna International Inc. means that it has adopted the unique, entrepreneurial corporate culture that was created by its Chairman and founder, Mr. Frank Stronach, and that has evolved since the founding of Magna International Inc. approximately four decades ago. There are several key elements of this entrepreneurial culture. First, the Corporation consistently emphasizes decentralization, which provides management with a high degree of autonomy at all levels of operation and which increases the Corporation's flexibility. Second, incentive-based compensation (such as variable profit-based bonuses and stock option grants) represents in both cases the majority of each senior manager's total compensation package. Under this variable compensation ''risk and reward'' philosophy, senior management has the incentive to emphasize consistent medium-term and long-term profitability in order to provide such individuals with the potential to earn higher compensation than other management in comparable positions. In contrast, during a period of downturn, management compensation will be reduced. The grant of stock options with longer term vesting provisions to senior management and the inclusion of minimum share maintenance provisions in their employment agreements also provide additional incentives to senior management to increase the Corporation's share price and create shareholder value. These compensation philosophies enable the Corporation to maintain an entrepreneurial environment which encourages management productivity, ingenuity and innovation.

It is the Committee's objective to enable this entrepreneurial culture to continue to flourish, and it therefore intends to continue to apply the long-established compensation philosophies of Magna International Inc., which will be essential to the Corporation's continued success and its ability to attract, retain and motivate skilled, entrepreneurial senior managers, as well as to maintain the alignment of shareholder and employee interests and create shareholder value.

In order to achieve this objective, certain senior managers receive a remuneration package consisting of a base salary and an annual incentive bonus based on direct profit participation.

The Committee intends to apply the following criteria in determining or reviewing recommendations for compensation for executive officers:

Base Salaries. Base salaries should be at levels generally below those for comparable positions within an appropriate comparator group of North American companies and are not generally increased on an annual basis. Fixed compensation costs are therefore constant in down periods, with financial rewards coming significantly from variable incentive cash compensation and long-term incentive compensation. See ''Summary Compensation Table'' above.

Incentive Compensation. The amount of direct profit participation and therefore the amount of compensation ''at risk'' increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation, if there is a down period where profits are reduced, will generally be reduced. As a result, senior management has an incentive to emphasize

consistent growth in profitability over the medium- to long-term to ensure stable levels of annual compensation.

Long-Term Incentives. Minimum stock ownership, commencing in respect of the 2004 fiscal year of the Corporation, will be required of all direct profit participators in order to align their interests with those of shareholders and to encourage the enhancement of shareholder value.

The Committee recommended to the Board the implementation of an ongoing stock option program involving the possibility of annual grants under the Stock Option Plan to management and other eligible employees as part of total compensation. The Committee believed that, in addition to the existing mandatory stock maintenance program, such a program would assist in retaining such employees by providing them with an opportunity for capital appreciation and would further align their interests with shareholders. As a result of the implementation of this program, options may be granted on an annual basis by the Board on the recommendation of the Committee to members of management and eligible employees in respect of each fiscal year based on their individual performance and that of the Corporation during the prior fiscal year, in each case with not less than a four year vesting period. Options for 525,000 Class A Subordinate Voting Shares were granted to various members of senior management in September 2003 in order to align their interests with shareholders as senior managers of a new public corporation. Options for a further 100,000 Class A Subordinate Voting Shares were granted to Mr. Brian Tobin in March 2004 shortly after he was appointed Chief Executive Officer of the Corporation.

Written Employment Contracts. The Corporation generally utilizes written employment contracts with its executive officers to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality, non-solicitation and non-competition arrangements. Prior to the renewal and/or material amendment of each such contract, the Committee reviews the executive officer's compensation in the context of the Corporation's historical compensation philosophies and policies, such officer's individual performance and relevant comparators, with the objective of ensuring that such compensation is commensurate with the Corporation's performance and is significantly ''at risk'' and incentive-based. As part of its review policy, the Committee may choose to conduct reviews of total compensation with the assistance of external compensation consultants retained by the Committee using compensation for a comparator group of North American companies as well as its own compensation criteria and overall approach to ensure the continued competitiveness of the Corporation's total compensation and effectiveness in achieving its compensation objectives.

The Corporation believes that its competitive financial rewards for executive officers which are significantly contingent on the continued profitability of the Corporation position the Corporation for strong profitable growth, a strong balance sheet and long-term growth in shareholder value.

The foregoing report is submitted by the Corporate Governance and Compensation Committee of the Board:

William G. Davis (Chairman)   Barry Byrd   Philip Fricke

SHAREHOLDER PERFORMANCE REVIEW GRAPH

The following graph compares the total cumulative shareholders' return (including dividends) until December 31, 2003 for Cdn.$100 invested in Class A Subordinate Voting Shares and Class B Shares on August 20, 2003 (being the date that these shares of the Corporation commenced trading on a ''when, as and if issued'' basis) with the cumulative return of the S&P/TSX Total Return Composite Index.

Four Months Cumulative Total Returns

Value of Cdn.$100 Invested on August 20, 2003



| MID Class A Subordinate Voting | MID Class B | S&P/TSX Composite |

The total cumulative shareholders' return from August 20, 2003 to December 31, 2003 for Cdn.$100 invested in the Class A Subordinate Voting Shares was Cdn.$134.51 and in the Class B Shares was Cdn.$142.45, in each case compared to Cdn.$109.74 for the S&P/TSX Total Return Composite Index over the same period.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation or their respective associates were indebted at any time during fiscal 2003 to the Corporation or its subsidiaries in connection with the purchase of the Corporation's securities or securities of subsidiaries, excluding routine indebtedness or indebtedness that has been entirely repaid. There was no indebtedness as at March 23, 2004 to the Corporation and its subsidiaries, excluding routine indebtedness, owing by present and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Control of the Corporation and MEC

The Corporation is able to elect all MEC's directors and controls MEC. Therefore the Corporation is able to cause MEC to effect certain corporate transactions without the consent of MEC's minority stockholders, subject to applicable law and the fiduciary duties of MEC's directors and officers. In addition, the Corporation is able to cause or prevent a change in control of MEC. The Stronach Trust controls the Corporation through the right to direct the votes attaching to 66% of the Class B Shares. As a result, the Stronach Trust is able to cause or prevent a change in control of the Corporation. Mr. Frank Stronach, the Chairman of MEC and the Corporation, together with three members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also a member of the class of potential beneficiaries of the Stronach Trust.

From the Corporation's Perspective

The Corporation, directly or indirectly through one or more of its subsidiaries, purchased in December 2002 from one or more subsidiaries of MEC, four (4) parcels of real estate located in Canada and one (1) parcel of real estate located in the United States, for an aggregate purchase price of approximately $20.0 million. The purchase price of each parcel was previously approved by the outside and ''unrelated'' directors on the Board of Directors of Magna International Inc., then the Corporation's parent, and the terms and conditions of purchase for each were reviewed and negotiated by a special committee of that Board composed of three (3) outside and ''unrelated'' directors, which obtained and relied upon independent opinions of value for certain parcels. Each parcel was determined by that special committee to be required by the Corporation and its operations.

In January, 2003, the Corporation also completed the purchase from Tesma International Inc. (''Tesma'') of all of the land and buildings comprising the Tesma corporate campus, for a purchase price of Cdn.$38.2 million, following approval by the outside and ''unrelated'' directors of the Tesma board of directors. Tesma leased the properties back from the Corporation for a term of twelve (12) years.

Virtually all of the Corporation's real estate business revenue is obtained from the Magna International Inc. group of companies (the ''Magna group'') pursuant to the Corporation's leases with them.

The Corporation has entered into or proposes to enter into various transactions with members of the Magna group, including substantially all its existing leases and the transitional services arrangements described below. The Corporation expects to enter into additional leases and agreements with Magna group companies from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to consideration by the Special Committee of Independent Directors and approval by the Board.

The Corporation has entered into a transitional services arrangement with a Magna group company by which, for a period of up to one year expiring August 29, 2004, in exchange for a fee equal to the cost of providing the services, the Corporation receives management and administrative services specifically agreed to by the parties, including administrative, environmental, tax, internal audit, insurance, treasury, information systems and employee relations services.

From MEC's Perspective

Commitment of Magna International Inc.

Magna International Inc. has made a commitment to its shareholders that it will not, during the period ending May 31, 2006, without the prior consent of the holders of a majority of Magna International Inc.'s Class A subordinate voting shares: (i) make any further debt or equity investment in, or otherwise give financial assistance to, MEC or any of MEC's subsidiaries; or (ii) invest in any non-automotive-related businesses or assets other than through its investment in MEC (which investment is now held by the Corporation as a result of the spin-out of the Corporation from Magna International Inc. on August 29, 2003). Magna International Inc.'s commitment is contained in a Forbearance Agreement, dated as of February 8, 2000, between MEC and Magna International Inc. and of which Magna International Inc.'s shareholders are express third-party beneficiaries.

Transactions of MEC with Magna International Inc.

Pursuant to a conditional sale agreement, Magna International Inc. transferred land in Aurora, Ontario to MEC in 1999. A portion of this property was sold to the Corporation in December 2002 (see above), with MEC retaining the balance of the property. The conditional sale agreement is subject to certain conditions, including approval from the relevant governmental authorities to sever the land from adjoining land. If these conditions are not satisfied by June 5, 2004, and Magna International Inc. retains ownership of this Aurora land, Magna International Inc. must return to MEC the purchase price paid with interest from the date of payment. Prior to completion of this conditional sale, the land is being leased to MEC by Magna International Inc. for a nominal amount.

One of MEC's subsidiaries has been named as a defendant in a class action brought in a United States District Court by various plaintiffs. The plaintiffs in this action claim unspecified compensatory and punitive damages, for restitution and disgorgement of profits, all in relation to forced labor performed by the plaintiffs for such subsidiary and certain other Austrian and German corporate defendants at their facilities in Europe during World War II and certain property right claims. As a result of reorganization in prior years, MEC acquired the shares of such subsidiary. Under Austrian law, such subsidiary would be jointly and severally liable for the damages awarded in respect of these class action claims. An Austrian subsidiary of Magna International Inc. has agreed to indemnify such subsidiary for any damages or expenses associated with this case.

A subsidiary of Magna International Inc. has agreed to indemnify MEC in respect of environmental remediation costs and expenses relating to existing conditions at certain of MEC's Austrian real estate properties.

Pursuant to an access arrangement effective as of March 1, 1999, Magna International Inc. has paid MEC an annual fee of 2.5 million euros (approximately $3.1 million) to access the Fontana Sports golf course and related recreational facilities for Magna International-sponsored corporate and charitable events, as well as for business development purposes. The access fee relating to Fontana Sports was payable until March 1, 2004. Pursuant to an access agreement effective as of January 1, 2001, Magna International Inc. has also paid MEC an annual fee of Cdn.$5.0 million (approximately $3.9 million) to access the Magna Golf Club. The access fee relating to the Magna Golf Club was payable until December 31, 2003. MEC is continuing to explore various means of monetizing or improving the returns from Fontana Sports and the Magna Golf Club. MEC's objective would be to realize at least the net book values of these properties from any sale; however, should we be unable to do so, MEC would consider extending the current access arrangements. To that end, there have been recent negotiations with Magna International Inc., aimed at reaching mutually acceptable terms for the renewal of the access arrangements in respect of these golf courses. The Fontana Sports and Magna Golf Club properties are both subject to rights of first refusal in favour of Magna International Inc. if MEC decides to sell either of them.

For more detail about MEC's relationship with Magna International Inc. and related transactions, including transactions which occurred prior to January 1, 2002, please see ''Relationship with Magna International'' in MEC's Registration Statement on Form S-1 (No. 333-70520), as amended, that has been filed with the SEC.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and to ensure that the Board functions independently of management. The following describes the Corporation's approach to corporate governance.

Applicable Governance Requirements and Guidelines

The Corporation is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators (the ''CSA''), the Ontario Securities Commission, the NYSE and the SEC. Since 2001, these legislative and regulatory bodies have proposed or implemented a number of new or modified rules and regulations in the area of corporate governance. These include the new NYSE Listing Standards, the full implementation of the *Sarbanes-Oxley*

Act of 2002, proposed amendments to the *Ontario Securities Act* relating to continuous disclosure standards and the proposed replacement of the TSX Guidelines by new guidelines published by the CSA.

Since the spin-out of the Corporation as a public company on August 29, 2003, management of the Corporation and the Corporate Governance and Compensation Committee have been engaged in a review of these initiatives and made various recommendations to the Board. The Board subsequently implemented those recommendations, including the adoption of an Audit Committee Charter, the adoption of a Corporate Governance and Compensation Committee Charter, the adoption of a formal Corporate Disclosure Policy, and the implementation of a Board and Committee self-evaluation process. In addition, the Corporate Governance and Compensation Committee and the Board are currently considering a draft Board Charter and Code of Conduct and Ethics, both of which will be posted on the Corporation's website, www.midevelopments.com, once adopted. The Corporate Governance and Compensation Committee, the Corporation's management and the Board continue to regularly monitor those initiatives that remain at the proposal stage with a view to making appropriate changes to the Corporation's corporate governance structures and procedures as and when these initiatives are finalized and implemented.

TSX Guidelines

Following is a statement of the Corporation's existing corporate governance practices with specific reference to the existing TSX Guidelines.

Item 1 of the TSX Guidelines:

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: (a) adoption of a strategic planning process; (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; (c) succession planning, including appointing, training and monitoring senior management; (d) a communications policy for the corporation; and (e) the integrity of the corporation's internal control and management information systems.

The Board oversees the Corporation's business and affairs, supervises the day-to-day conduct of business by senior management, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets as well as in establishing the Corporation's strategic direction. The Board holds regularly scheduled Board meetings on a quarterly basis, with additional meetings scheduled when required. A separate strategic planning and business plan meeting will be held each fiscal year. See ''Board of Directors — Board''. In addition, there is continued communication between senior management and Board members on an informal basis and through Committee meetings.

The TSX Guidelines emphasize the ''stewardship'' responsibilities of a board to oversee the conduct of the business and to supervise management (which is responsible for the day-to-day conduct of the business) and specifically identify five matters which are regarded as the principal responsibilities to be discharged by a board. These matters, which are in addition to the Board's legal obligations under the *Business Corporations Act* (Ontario), are considered below.

Adoption of a Strategic Planning Process. The Corporation has a strategic planning process which directly involves the Board. Prior to the commencement of, or in the first month of, each financial year, the Board will participate in a meeting with management devoted solely to strategic planning in which future trends and risks, both in the Corporation's real estate business and in the activities conducted by MEC, the Corporation's subsidiary, over a two to seven year horizon are jointly identified. A specific business plan is presented by management for discussion. Capital expenditure projections for the financial year are reviewed and a capital expenditure budget is approved at the conclusion of the meeting. Updates on industry trends, major new business, capital expenditures and specific problem areas/action plans will be presented by management and discussed as part of a management report at each regular quarterly Board meeting.

Identification and Management of Principal Risks. By means of both the annual strategic planning meeting and quarterly updates by management, the Board identifies and reviews with management the

principal business risks and receives reports on management's assessment of and proposed responses to those risks as they develop in order to ensure that all risks are being appropriately managed. In addition, each of the Audit Committee and the Corporate Governance and Compensation Committee identifies, implements and monitors internal and external systems in order to deal with risks that fall within its mandate. See ''Audit Committee and Audit Committee Report — Audit Committee'' and ''Board of Directors — Board Committees'' above.

Succession Planning, Including Appointing, Training and Monitoring Senior Management. The Corporation has adopted the long-established policy of Magna International Inc. of profit-based compensation in order to attract, retain and motivate skilled and entrepreneurial management and to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to management's level of compensation. See ''Compensation of Directors and Executive Officers — Report on Executive Compensation'' above. Through its review of all officer appointments, particularly that of the Chief Executive Officer, the Board and the Corporate Governance and Compensation Committee are involved in management succession and manpower planning issues. The Chief Executive Officer will review management succession and development with the Corporate Governance and Compensation Committee as part of the annual compensation review process in 2004 and thereafter. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments.

Communications Policy. Through its adoption of a corporate disclosure policy for the Corporation, the Board has ensured that a program is in place to communicate effectively with the Corporation's stakeholders, including shareholders, employees and the general public in accordance with applicable disclosure standards. The Corporation's Vice-President, Finance and Chief Financial Officer and other authorized investor communications personnel are responsible for responding to all shareholder communications and for the operation of the Corporation's investor communications program. This program includes quarterly open conference calls/webcasts to present the financial results for each quarter and the complete financial year, industry analyst meetings and meetings with institutional shareholders. Extensive presentations will be made at each Annual Shareholders Meeting which explain the Corporation's business results for the prior financial year and business objectives and strategies for the future. Management reports quarterly to the Board on the financial markets and major shareholder activity. The Board or one of its Committees reviews and approves all material investor communications, including press releases involving the dissemination of quarterly financial information and all material regulatory disclosure documents.

Integrity of Internal Control and Management Information Systems. The Board, through the Audit Committee, will ensure that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in their delegated areas. The Audit Committee meets quarterly prior to each quarterly Board meeting. See ''Board of Directors — Board Committees'' above for a description of Committee mandates and membership.

Items 2 and 3 of the TSX Guidelines:

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The application of the definition of ''unrelated director'' to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder,

whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

In order to assess the Corporation's compliance with Item 2 and 3 of the TSX Guidelines, the Board has considered the circumstances of each of the members of the Board and has determined that three (3) of the six (6) current Board members (Messrs. Byrd, Fricke and Jakszus) are ''unrelated'' directors as they are ''free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding'', and have no interests in or relationship to a significant shareholder, including the Stronach Trust. The Board also considered whether the Corporation's directors are ''independent'' under the new NYSE Listing Standards. Under these Standards, the Board cannot conclude that a director is ''independent'' unless the Board can affirmatively determine that the director has ''no material relationship with the Corporation''. The Board has determined that each of Messrs. Byrd, Fricke and Jakszus is ''independent'' under the new NYSE Listing Standards. The other three (3) Board members are related and not independent: Mr. Tobin being both a member of management of the Corporation and a director and Vice-Chairman of the board of directors of MEC (appointed to both positions at MEC on March 24, 2004); Mr. Davis being a director of MEC; and Mr. Stronach being an officer of the Corporation, an officer and a director of MEC and a trustee of and potential beneficiary of, and therefore related to, the Stronach Trust. The Stronach Trust is a significant shareholder by virtue of its voting control of the Corporation through its Class B Shareholdings. See ''Voting Securities and Their Principal Holders'' above. The Board does not currently have a majority of ''unrelated'' and ''independent'' directors since only three (3) of six (6) current directors are ''unrelated'' and ''independent''. The Corporation, through its Corporate Governance and Compensation Committee, intends to identify two (2) new directors who are both ''unrelated'' and ''independent'' to cause the Corporation to have a majority of ''unrelated'' and ''independent'' directors on the Board.

Item 4 of the TSX Guidelines:

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

While the Corporation has not established a separate nominating committee, the Corporation believes that the nomination of directors can be effectively dealt with (1) by the non-management directors on the Board due to its relatively small size, or (2) the Audit Committee or Corporate Governance and Compensation Committee. The Board has specifically delegated this responsibility to the Corporate Governance and Compensation Committee which is comprised entirely of non-management directors and has a majority of ''unrelated'' and ''independent'' directors.

Item 5 of the TSX Guidelines:

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Corporation's Corporate Governance and Compensation Committee recently received from directors completed Board Effectiveness Questionnaires evaluating the Board and its Committees, considered the answers and comments in the Questionnaires and reported to the Board on the results of its consideration of these answers and comments. That same Committee is examining the possibility of adopting means of assessing the effectiveness of the Board and its Committees other than the self-assessment process of the Questionnaire.

Item 6 of the TSX Guidelines:

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporation ensures that new Board recruits are provided with a basic understanding of its business to assist them in contributing effectively from the commencement of their election by shareholders or appointment by the Board, as applicable. This includes an orientation manual as well as the opportunity for each new member to meet with senior management. Following their election or appointment to the Board, Board members routinely engage in discussions with the Corporation's senior management. The Corporation also invites law firms, accountants and other professionals to make educational presentations to the Board, and encourages members of its Board to attend educational sessions on Board effectiveness and will pay the cost of such sessions for such Board members.

Item 7 of the TSX Guidelines:

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Corporation's Board currently consists of six (6) members, which facilitates effective and efficient decision-making. The Corporation intends to increase its board size to eight (8) members, by appointing two (2) further ''unrelated'' and ''independent'' directors. While there are no specific criteria for Board members, the Corporation attempts to maintain a diversity of personal experience and background, particularly among the outside directors.

Item 8 of the TSX Guidelines:

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Directors who are not employees of the Corporation are currently paid certain annual retainer and per meeting and other fees as referred to under ''Compensation of Directors and Executive Officers — Directors' Compensation'' above. The Corporation intends to review the form and adequacy of these compensation levels every two years relative to comparator companies, in order to ascertain the appropriate level of compensation which realistically reflects the responsibilities and risks involved in serving as a Board member.

Item 9 of the TSX Guidelines:

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Corporation has established three (3) Board committees in order to permit the Board to delegate as well as share responsibility among the directors and to devote the necessary expertise and resources to a particular area. These committees are the Audit Committee, the Corporate Governance and Compensation Committee and the Special Committee of Independent Directors. See ''Board of Directors — Board Committees'' and ''Audit Committee and Audit Committee Report'' above. All of the members of the Audit Committee and the Special Committee of Independent Directors are non-management, ''unrelated'' and ''independent'' directors while the Corporate Governance and Compensation Committee consists of three (3) directors who are non-management, two (2) of whom are also ''unrelated'' and ''independent''.

Item 10 of the TSX Guidelines:

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Board has assigned to the Corporate Governance and Compensation Committee the responsibility for developing the Corporation's approach to governance issues, for assessing the effectiveness of its system

of corporate governance as a whole and for its response to the TSX Guidelines. As mentioned above, the Corporate Governance and Compensation Committee has three (3) non-management directors, two (2) of whom are ''unrelated'' and ''independent''.

Item 11 of the TSX Guidelines:

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board currently has no formal policy or ''position description'' setting out which specific matters must be brought by the Chief Executive Officer and management to the Board for approval; however, there is a clear understanding between management and the Board through Board practice to date and accepted legal practice that all transactions or other matters of a material nature must be presented by management for approval by the Board. As previously indicated, each committee does have a mandate/charter outlining such committee's responsibilities (which is set out in a written mandate/charter in the case of each of the Audit Committee and the Corporate Governance and Compensation Committee and in the authorizing resolution of the Special Committee of Independent Directors). Each committee has an obligation to report its recommendations to the Board. Subject to those powers which it has specifically delegated, the Board retains residual authority. Notwithstanding the foregoing, the Board is currently examining and expects to adopt a Board mandate (charter) in fiscal 2004. The Board is also currently examining and expects to adopt a Code of Conduct and Ethics in fiscal 2004. The Board mandate (charter) and the Code of Conduct and Ethics will be posted on the Corporation's website (www.midevelopments.com) once adopted.

The Board has not developed a formal position description or mandate for the Chief Executive Officer, nor specific written objectives which the Chief Executive Officer is responsible for meeting, however, there is regular discussion between the Board, the Corporate Governance and Compensation Committee, the Chairman and the Chief Executive Officer with respect to the performance of the Chief Executive Officer and senior management in achieving the Corporation's strategic objectives as jointly determined by the Board and management. The Corporate Governance and Compensation Committee also considers the performance of the Chief Executive Officer in reviewing any changes to the Chief Executive Officer's employment terms and compensation and generally reviews the performance of other senior managers with the Chief Executive Officer during each fiscal year. See ''Compensation of Directors and Executive Officers — Report on Executive Compensation'' above.

Item 12 of the TSX Guidelines:

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the ''lead director''. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

The policy of the Corporation, which will ensure Board independence from management, is that the Board has determined that a majority of its Board members will be comprised of what the Board has determined to be ''unrelated'' and ''independent'' directors. As mentioned above, only three (3) of the Board's current six (6) directors have been determined by the Board to be ''independent'' and ''unrelated''. As further mentioned above, the Corporation, through its Corporate Governance and Compensation Committee, intends to identify two (2) new directors who are both ''unrelated'' and ''independent'' to cause the Corporation to have a majority of ''unrelated'' and ''independent'' directors on the Board.

Mr. Stronach has been the Chairman of the Board since the Corporation was spun-out from Magna International Inc. as a public company on August 29, 2003, reflecting Mr. Stronach's position as the founder of Magna International Inc. and the principal shareholder of the Corporation. While Mr. Stronach is technically a

non-executive chairman, the Corporation does not consider him as such because he is a trustee of the Stronach Trust and therefore related to the controlling shareholder.

The responsibilities of the Corporation's Corporate Governance and Compensation Committee include representing the Board in discussions with senior management on corporate governance issues and other matters, assisting in identifying potential nominees to the Board, assisting in ensuring that the Board functions independently of management and performing such other duties and responsibilities as are delegated by the Board from time to time.

In addition, the Corporation believes that its current Board size of six (6) (and even its board size of eight (8) when it has identified two (2) new "independent" and "unrelated" directors) facilitates direct and immediate communication between "unrelated" and "independent" directors and management, and permits individual directors to directly involve themselves in specific matters where their personal inclination or experience will assist the Board as a whole and management in dealing with a specific issue.

The Audit Committee, the Corporate Governance and Compensation Committee and the Special Committee of Independent Directors regularly meet independently of management.

Item 13 of the TSX Guidelines:

The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Corporation's Audit Committee is composed of three "unrelated" and "independent" directors and has the responsibilities described above under "Audit Committee and Audit Committee Report". The Audit Committee meets regularly following the conclusion of each fiscal quarter and the Corporation's year-end, at which time members of the Audit Committee engage in direct communications with the Corporation's external auditors and its financial management and review the financial statements and MD&A. Such communications involve a regular assessment of the adequacy of the Corporation's internal and external financial reporting and audit processes, as well as a review and discussion of specific issues as circumstances warrant. During each such meeting, the Audit Committee engages in *in camera* discussions with each of the external auditor and representatives of the Corporation's senior financial management so as to cultivate frank and open discussions with each of these groups. See "Audit Committee and Audit Committee Report" above.

Item 14 of the TSX Guidelines:

The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Board Committees are empowered to engage outside advisors at the Corporation's expense where reasonably required in the course of their duties and the Special Committee of Independent Directors has retained outside legal advisors. The Board would also consider requests to retain outside advisors at the Corporation's expense by individual directors or Committee members on their respective merits at the time that any such request was made.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

During fiscal 2003 the Corporation obtained for a 16 month period commencing August 29, 2003 through January 1, 2005, an insurance policy which currently provides, among other coverages, for executive liability of up to $65 million (per occurrence and in the aggregate for all claims made during the policy year) for officers and directors of the Corporation and its subsidiaries (including MEC), subject to a $1,000,000 deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from violations of or the enforcement of pollutant

laws and regulations. The premium payable in respect of the policy year August 29, 2003 to August 29, 2004 for the executive indemnification portion of this insurance policy was $573,705. The Corporation's management and the Corporate Governance and Compensation Committee of its Board are currently considering whether the amount of this insurance should be increased.

RE-APPOINTMENT OF AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee and the Board. Ernst & Young LLP has been the Auditor of the Corporation since the Corporation's spin-out as a public company from Magna International Inc. on August 29, 2003. The persons named in the accompanying forms of proxy will, in the case of a ballot and in the absence of specifications or instructions to withhold from voting on the form of proxy, vote for the re-appointment of Ernst & Young LLP as the Auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the Audit Committee to fix the Auditor's remuneration.

Representatives of Ernst & Young LLP are expected to attend the Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

SHAREHOLDER PROPOSALS

Proposals of shareholders for inclusion in the management information circular/proxy statement in respect of the Corporation's Annual Meeting of Shareholders to be held in calendar 2005 must be received by the Secretary at the principal executive offices of the Corporation at 455 Magna Drive, Aurora, Ontario L4G 7A9 on or before March 7, 2005.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at March 23, 2004 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.



Brian V. Tobin   **Edward C. Hannah**
Chief Executive Officer   Secretary

The Corporation is required to file an Annual Information Form with Canadian securities regulatory authorities and an annual report on Form 20-F with the United States Securities and Exchange Commission. A copy of the most recent Annual Information Form, this Circular and the Corporation's Annual Report (containing consolidated financial statements of the Corporation and Management's Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2003) and the report of the Auditor thereon are available on the Corporation's website at www.midevelopments.com and will be sent to any person upon request in writing addressed to the Secretary at the Corporation's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge. Once filed with the United States Securities and Exchange Commission, the annual report on Form 20-F for the year ended December 31, 2003 will similarly be made available on the Corporation's website and sent to any person upon such a request in writing.

SCHEDULE A

INCENTIVE STOCK OPTION PLAN

RESOLVED that the Incentive Stock Option Plan, in the form attached as Schedule B hereto, is hereby approved and adopted.

SCHEDULE B

MI DEVELOPMENTS INC.

INCENTIVE STOCK OPTION PLAN

1. Purpose:

The purpose of this Incentive Stock Option Plan (this ''Plan'') is to advance the interests of MI Developments Inc. (the ''Corporation'') and its subsidiaries by (a) motivating and rewarding Eligible Persons (as defined in section 4 below) in relation to the long-term performance and growth of the Corporation and the total return to shareholders, and (b) attracting and retaining key employees, officers, directors and Consultants (as defined in section 4 below).

2. Administration:

Except as provided below, this Plan will be administered by the Corporate Governance and Compensation Committee of the Corporation (the ''Committee'') composed of three or more members of the Board of Directors of the Corporation (the ''Board''). The Committee will administer this Plan in its sole and absolute discretion, subject only to the terms hereof. The Board will administer this Plan in its sole and absolute discretion with respect to Options granted to Outside Directors (as defined in Section 4 below), subject only to the terms hereof. The Committee (or the Board, as applicable) shall have the power to interpret the provisions of this Plan and to make regulations and formulate administrative provisions for its implementation, and to make such changes in the regulations and administrative provisions as, from time to time, the Committee (or the Board, as applicable) deems proper and in the best interests of the Corporation. All actions of the Committee (or the Board, as applicable) shall be final and binding upon Participants (as defined in section 4 below) under this Plan.

3. Shares:

The shares subject to the options and other provisions of this Plan shall be authorized and unissued Class A Subordinate Voting Shares of the Corporation (the ''Shares''). The aggregate number of Shares reserved to be issued under this Plan is limited as follows:

(a) subject to adjustment pursuant to section 7 below, the aggregate number of Shares issuable under this Plan shall not exceed 2,850,000 Shares; and

(b) the number of Shares reserved for issuance to any one person pursuant to options (whether granted under this Plan or otherwise) shall not exceed 5% of the total issued and outstanding ''participating shares'' of the Corporation on a non-diluted basis.

For purposes of this Plan, ''participating shares'' means all classes of securities of the Corporation that carry a residual right to participate in the earnings of the Corporation and in its assets upon liquidation or winding-up, but does not include a class of securities that only carries such residual right if converted into or otherwise used to acquire another security.

Subject to the limitation described below, if all or part of an option granted under the Plan (an ''Option'') expires for any reason or is terminated, surrendered or cancelled without in each case being exercised in full, the number of Shares that would have been issuable upon the exercise of such Option shall continue to be available for grant under the Plan. Shares represented by an unexercised Option surrendered upon exercise of stock appreciation rights but not Shares issued in payment of any such rights, shall be deducted from the aggregate referred to in subsection (a) above.

Subject to the maximum limits described in subsections (a) and (b) above and to the restrictions set out below, the Board shall reserve the number of Shares required to honour Options granted from time to time pursuant to this Plan, and shall reserve from time to time additional Shares, if any, to ensure that a sufficient number of Shares are available for purchase under Options granted in the future.

Notwithstanding the foregoing:

  (i) the number of Shares reserved for issuance pursuant to Options granted to insiders under this Plan and any other share compensation arrangement may not exceed 10% of the Corporation's then outstanding issue;

  (ii) the number of Shares issuable to insiders under this Plan and any other share compensation arrangement, within a one-year period, may not exceed 10% of the Corporation's then outstanding issue; or

  (iii) the number of Shares issuable to any one insider and such insider's associates under this Plan and any other share compensation arrangement, within a one-year period, may not exceed 5% of the Corporation's then outstanding issue.

For this purpose, the terms ''insider'', ''share compensation arrangement'' and ''outstanding issue'' have the meanings assigned to those terms under applicable rules of The Toronto Stock Exchange.

4. Eligible Persons:

The Committee and/or the Board shall from time to time designate those Eligible Persons (as defined below), other than Outside Directors (as defined below), to whom Options or stock appreciation rights (''SARs'') shall be granted (the ''Participants''), and shall determine the extent and terms of their participation. For the purpose of this Plan, ''Eligible Persons'' means: (i) any employee or officer of the Corporation or its subsidiaries; (ii) any director of the Corporation who is not a full-time employee of the Corporation or its subsidiaries (''Outside Director''); and (iii) any person or company engaged to provide management, consulting or other services to or for the benefit of the Corporation or its subsidiaries (''Consultant''). Each grant of an Option pursuant to this Plan shall be evidenced by a stock option agreement (an ''Option Agreement'') executed by the Participant to whom the Option is granted (the ''Optionee'') and the Corporation. Each Option Agreement shall incorporate such terms and conditions as the Committee (or the Board, as applicable), in its or their discretion, deems consistent with the terms of this Plan. Each Option Agreement shall specify the dates upon which all or any instalments of the Option will be exercisable. An Option may be exercised when instalments vest at any time and from time to time thereafter with respect to all or a portion of the Shares covered by such vested instalments.

A designated Eligible Person shall have the right not to participate in this Plan, and any decision not to participate shall not affect such Eligible Person's status or relationship with the Corporation or its subsidiaries. Participation in this Plan does not confer upon a Participant any right to continue employment, status or relationship, as applicable, with the Corporation or its subsidiaries. Qualification as an Eligible Person does not confer upon any such person any right to be granted Options or SARs under this Plan unless and until designated as a Participant under this Plan.

5. Terms and Conditions of Options:

(a) Term:

The term during which an Option will be exercisable (the ''Option Term'') shall be fixed at grant, but in no case shall a term exceed ten years, and each Option shall be subject to earlier termination as provided in subsection 5(f).

(b) Exercise:

An Option shall be exercisable only as the Committee (or the Board, as applicable) may determine at the time of the grant. Subject to subsection 5(f), a Participant may exercise the exercisable parts of his or her Option in whole or in part at any time and from time to time during the Option Term.

(c) Price:

The price at which Shares will be issued to a Participant pursuant to an Option shall be determined at the time of the grant of the Option but, subject to section 6, shall not be less than the closing price of the

Shares on the trading day immediately prior to the date of the grant as quoted on The Toronto Stock Exchange (with respect to Options denominated in Canadian currency) or on the New York Stock Exchange or a United States national securities exchange or quotation system on which the Shares are then traded (with respect to Options denominated in United States currency).

(d) Payment:

Participants shall be required to make payment in full for any Shares purchased upon the exercise, in whole or in part, of any Option, and no Shares shall be issued until full payment has been made. Payment may be in cash and/or, at the discretion of the Committee (or the Board, as applicable), by the delivery of other consideration or securities of the Corporation (valued at their fair market value) to the Corporation.

(e) Transferability:

Options are not transferable other than by will or according to the laws of descent and distribution. During the lifetime of a Participant, Options shall be exercisable only by the Participant, or his or her guardian or legal representative.

(f) Termination of Options:

In the event that a Participant, before completely exercising his or her Option, ceases to be an Eligible Person by reason of (i) normal or early retirement under any retirement plan of the Corporation or a subsidiary, (ii) death, (iii) disability, or (iv) another condition acceptable to the Committee (or the Board, as applicable), any unexcercised parts of that Option (whether or not previously vested) shall, subject to subsection 5(b) and unless the Committee (or the Board, as applicable) otherwise decides, remain exercisable for the lesser of:

    (A) the remainder of the Option term; or

    (B) subject to the Committee's (or the Board's, as applicable) discretion, up to:

        (1) three (3) years from the date the Participant ceases to be an Eligible Person if the Participant is an employee or officer of the Corporation or its subsidiaries; or

        (2) one (1) year from the date the Participant ceases to be an Eligible Person if the Participant is an Outside Director or a Consultant,

due to any of the reasons previously described in this paragraph.

If a Participant ceases to be an Eligible Person other than under the circumstances set out in the preceding paragraph before completely exercising any Option which is exercisable but unexercised, such unexercised Option or part thereof shall, unless the Committee (or the Board, as applicable) otherwise decides, be cancelled on the date such Participant ceased to be an Eligible Person.

Employment shall be deemed not to have terminated when a Participant leaves the employment of the Corporation or a subsidiary of the Corporation to join the Corporation or a subsidiary of the Corporation, as the case may be.

6. Terms and Conditions of Stock Appreciation Rights:

SARs may be granted in connection with all Options granted under this Plan, either when the underlying Option is granted or at any other time prior to the expiry or exercise of such Option. Exercise of SARs shall result in cancellation of a corresponding number of Shares of the underlying Option; exercise of an Option or part thereof shall result in cancellation of a corresponding number of SARs. All SARs shall be subject to the following terms and conditions, and such additional terms, conditions and limitations as the Committee (or the Board, as applicable) may from time to time determine.

(a) Extent of Grant:

The number of Shares covered by a grant of SARs shall not exceed the number of Shares which the Participant may purchase upon the exercise of an unexercised Option or part(s) thereof held by the Participant.

(b) Limitation on Exercise:

SARs shall be exercisable at such times and in such amounts as the Options with which such rights are connected are exercisable, provided, however, that: (i) if a SAR is granted to a person subject to Section 16(b) of the United States Securities Exchange Act of 1934, such right shall not be exercisable during the first six months after its grant (except that the limitation provided under this clause shall not apply in the event the holder dies or is disabled prior to the expiration of the six month period); and (ii) the exercise of a SAR shall be effected only during such period(s), if any, as set by the Committee.

(c) Entitlement:

SARs shall entitle the Participant to surrender to the Corporation all or part of the unexercised but exercisable Option in connection with which the rights were granted and to receive from the Corporation in exchange therefore an amount equal to the amount, if any, by which the aggregate fair market value of the Shares covered by the surrendered Option or part thereof at the exercise date exceeds the aggregate Option exercise price of those Shares. Payment of such amount by the Corporation may be made (i) in securities of the Corporation valued at fair market value on the date of payment, or (ii) in cash, or (iii) partly in securities and partly in cash, as shall be determined by the Committee. For the purposes of this subsection, the fair market value of the Shares shall be determined based on the weighted average closing price of the Shares on The Toronto Stock Exchange (with respect to Options denominated in Canadian currency) or on the New York Stock Exchange or a United States national securities exchange or quotation system on which the Shares are then traded (with respect to Options denominated in United States currency) for the five (5) consecutive trading days ending on the trading day immediately prior to the date in question.

(d) Transferability:

SARs are not transferable other than by will or according to the laws of descent and distribution. During the lifetime of a Participant, SARs shall be exercisable only by the Participant, his or her guardian or legal representative.

7. Anti-Dilution Adjustments

In the event that, at any time, the outstanding shares are increased or decreased, reclassified or changed into or exchanged for a different number or kind of shares or other securities of the Corporation, whether by way of a stock dividend, stock split, consolidation, recapitalization, or other transaction effected without receipt of consideration, or in the event of any special dividend or other distribution, corporate reorganization, including for greater certainty, a merger, amalgamation or statutory arrangement, or any other transaction that affects the rights, number or value of the outstanding Shares, Options or SARs, the Committee (or the Board, if applicable) may make appropriate adjustments in the number or kind of shares or securities available for Options or SARs pursuant to this Plan, and in the number or kind of shares or securities which are the subject of Options and/or SARs already granted pursuant to this Plan, and/or the purchase price therefore.

8. Effect of Reorganization:

In the event of any merger, consolidation or other reorganization of the Corporation in which the Corporation is not the surviving or continuing corporation, all Options and SARs granted hereunder and outstanding on the date of such reorganization shall be assumed by the surviving or continuing corporation. If, in the event of any such merger, consolidation or other reorganization, provision for such assumption satisfactory to an owner of an Option or SAR granted under this Plan is not made by the surviving or continuing corporation, such owner shall have distributed to him or her within thirty days after the

reorganization in full satisfaction in the case of an unexpired Option or SAR, or part thereof, whether or not exercisable, cash representing the excess, if any, of the fair market value on the day of such reorganization over the exercise price.

9. Amendment, etc.:

Subject to regulatory approval and, where required, approval of the shareholders of the Corporation, the Board may, at any time and for any reason, amend, revise, suspend or discontinue this Plan, in whole or in part. This Plan shall remain in effect until terminated by the Board. No Options may be granted under this Plan after its termination, but no amendment, revision, suspension, discontinuance or termination of this Plan shall, without the consent of a Participant, alter or impair his or her right or rights previously granted hereunder.

10. Miscellaneous:

(a) If at any time the Committee (or the Board, as appropriate) shall determine that any listing or registration of Shares or any consent or approval of any governmental body, or any other agreement or consent, is necessary or desirable as a condition of the issuance of Shares upon any exercise of any Option, such exercise may not be consummated unless such requirement is satisfied in a manner acceptable to the Committee (or the Board, as appropriate).

(b) Whenever the Corporation proposes or is required to issue or transfer Shares under this Plan, the Corporation shall have the right to require the Participant to remit to the Corporation an amount sufficient to satisfy any withholding tax or other similar requirements of any applicable governmental or regulatory authority prior to the delivery of any certificate for such Shares. Whenever, under this Plan, payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any such withholding tax or other similar requirements.

Adopted by the Board of Directors
of the Corporation on the 29th day of August, 2003



MID

QUEBECOR MERRILL
C A N A D A I N C
Printed In Canada